Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

January 8, 2007

Dear Colleagues:

Our Board of Directors has reached an important decision regarding Express Scripts’ proposal to acquire Caremark. After thorough consideration and careful consultation with outside legal and financial advisors, the Board has unanimously rejected Express Scripts’ unsolicited proposal and reaffirmed its commitment to the pending merger with CVS. I’d like to share with you our thoughts and reasoning behind the decision.

The Caremark Board remains convinced that its pending combination with CVS represents the next evolution of the pharmaceutical services industry, providing substantial strategic and financial benefits to customers and shareholders and opportunities for our employees. Caremark believes that a combination with CVS will most effectively address the rapidly changing dynamics of today’s healthcare system and improve how pharmaceutical services are delivered.

The combination, which has received strong support from our customers, will result in new and innovative programs, unparalleled access and more personalized services. The combined company will offer employers, health plans and consumers fully integrated end-to-end pharmaceutical services, from plan design consultation to claims processing to retail and mail order prescription fulfillment.

A CVS/Caremark merger is expected to enhance clinical outcomes, improve formulary compliance and ensure appropriate utilization of drug therapy. CVS and Caremark believe this will result in better control over healthcare costs for employers, health plans and consumers. Consumers also will benefit from improved access and greater choice for the delivery of their healthcare. They will also see value from the combination of Caremark’s and CVS’s complementary specialty pharmacy capabilities, creating a comprehensive mail and retail based specialty pharmacy business.

In contrast, Express Scripts’ proposal lacks a strategic rationale and holds considerable risks, including antitrust concerns, loss of business, integration issues and a heavy debt load.

The combination with CVS is not about size; it’s about fulfilling customer needs. Our future growth and success are linked to becoming an end-to-end provider of diversified pharmaceutical services – exactly what a combination with CVS will create.

We are well positioned to move forward quickly with our proposed merger with CVS. As you know, we have already satisfied the antitrust review process, which has allowed us to begin integration planning. In addition, we have submitted a joint proxy statement to the SEC and plan to schedule a shareholder meeting to approve the transaction as soon as possible. We expect the merger to close in the first quarter of this year.

You will play an integral part in ensuring a rapid and successful completion of our merger with CVS. We want to thank you in advance for your help during our integration planning efforts, as well as your continued support and hard work. While we work towards the CVS/Caremark merger’s successful completion, we ask that you remain focused on fulfilling our customers’ needs so that we can continue to meet the high standards of service and care our customers expect from us.

Attached is a copy of today’s announcement, which provides further details as to why our Board concluded that Express Scripts’ proposal was not in the best interests of our shareholders, customers, consumers or employees. We are committed to providing you with updates throughout this process, and will let you know as relevant developments take place.

Sincerely,

Mac Crawford

Chairman, Chief Executive Office and President

FAQ FOR EMPLOYEES

1.	Why did the Board reject the Express Scripts proposal?

The Board of Directors believes that the Express Scripts proposal is not in the best financial or strategic interests of shareholders, customers, consumers and employees. The Board concluded, after thorough consideration and consultation with its legal and financial advisors, that the Express Scripts proposal lacks strategic rationale, creates risk of significant customer attrition and loss of shareholder value, includes questionable assumptions regarding the calculation of synergies, faces significant antitrust risk and would result in a highly leveraged business with diminished financial flexibility. We believe Express Scripts’ proposal is intended to disrupt the very compelling strategic rationale of the CVS/Caremark merger and is a defensive move by Express Scripts to protect its market position.

2.	What does today’s announcement mean for me?

We are proceeding with the merger with CVS and believe that the combination will create new opportunities for employees. Our employees will play an important role in our integration planning efforts. As always, we must remember to stay focused on what we do best, serving our customers’ pharmaceutical services needs.

3.	What are the next steps in the process to complete the CVS merger?

As you know, the CVS/Caremark merger has already received antitrust approval. In addition, we have filed our joint proxy with the SEC. Once we have SEC approval of those materials, we will set a date for a shareholder meeting. At this time, we expect the shareholder meeting to take place some time in the first quarter of 2007. The CVS/Caremark transaction would close after we obtain shareholder approval.

4.	Can you tell me more about the integration planning?

Our integration planning efforts have already begun, and we expect to provide you with more information about these plans shortly.

January 8, 2007

Dear Valued Client:

As you may be aware, on December 18, 2006, Caremark received an unsolicited letter from Express Scripts proposing to acquire Caremark. Our Board of Directors has reached an important decision regarding this proposal and I want to take this opportunity to explain our actions to you and what it means for Caremark.

After careful consideration, the Board has concluded that pursuing an acquisition by Express Scripts is not in the best interests of Caremark, our shareholders or for you, a valued client. Our Board has unanimously rejected Express Scripts’ unsolicited proposal and has reaffirmed its commitment to the merger with CVS.

We continue to believe that the merger with CVS is a transformational one for our industry. We strongly believe that the combination with CVS will most effectively address the rapidly changing dynamics of today’s healthcare system and change how pharmaceutical services are delivered.

The CVS/Caremark merger of equals is not about size, it’s about fulfilling customer needs. Our future growth and success are linked to becoming an end-to-end provider of diversified pharmaceutical services, from pharmaceutical plan design consultation to claims processing to retail or mail order prescription fulfillment – exactly what a combination with CVS will create.

Unlike a combination with another PBM, CVS/Caremark will provide a platform for new services that will improve formulary compliance, ensure appropriate utilization of drug therapy and enhance clinical outcomes. This should result in better control over healthcare costs for employers, health plans and consumers.

Consumers will benefit from improved access and greater choice for the delivery of their medication and other healthcare needs. They will see value from the combination of Caremark’s and CVS’s complementary specialty pharmacy capabilities, creating a comprehensive mail and retail based specialty pharmacy business. In addition, the merger will result in new and broader disease management and wellness services delivered through Caremark’s and CVS’s combined 21,000 pharmacists and nurse practitioners along with Caremark’s analytic capabilities and clinical programs.

In contrast, the Board believes that the Express Scripts proposal provides no strategic benefits and, in fact, presents several concerns, such as a high level of integration risk and a greater degree of uncertainty and potential disruption for our clients. Many of you have let us know that you are concerned about a possible merger with Express Scripts.

We have made substantial progress towards closing our merger with CVS, including receipt of federal antitrust clearance and as a result, have begun the integration planning process. We expect to be able to close in the first quarter of 2007. We want to stress our commitment to you that we will continue to provide the same high level of service to which you are accustomed and will continue to develop and offer innovative products and services to effectively manage your pharmaceutical benefits.

We are grateful for the strong support we have received for the CVS/Caremark merger from clients and look forward to bringing you and your plan participants new and innovative programs, greater choice, unparalleled access and more personalized services.

Attached for your review is a copy of today’s announcement, which provides further details as to why the Board rejected the Express Scripts’ proposal. Please contact your Caremark representative if you have any additional questions.

Sincerely,

Mac Crawford

Chairman, Chief Executive Office and President

SALES FORCE TALKING POINTS & FAQ

•	Our Board of Directors has reached an important decision regarding Express Scripts’ unsolicited proposal to acquire Caremark. I want to explain our actions to you and what it means for Caremark.

•	After careful consideration, the Board has concluded that pursuing an acquisition by Express Scripts is not in the best interests of Caremark, our shareholders or for you, a valued customer. Our Board has unanimously rejected Express Scripts’ unsolicited proposal and has reaffirmed its commitment to the merger with CVS.

•	We continue to believe that the merger with CVS is a transformational one for our industry. We strongly believe that the combination with CVS will most effectively address the rapidly changing dynamics of today’s healthcare system and change how pharmaceutical services are delivered.

•	The CVS/Caremark merger is not about size, it’s about fulfilling customer needs. Our future growth and success is linked to becoming an end-to-end provider of diversified pharmaceutical services, from pharmaceutical plan design consultation to claims processing to retail or mail order prescription fulfillment – exactly what a combination with CVS will create.

•	Unlike a combination with another PBM, we believe that the CVS/Caremark merger will improve clinical outcomes by providing an integrated information network, improving formulary compliance and appropriate utilization of drug therapy. This should result in better control over healthcare costs for employers, health plans and consumers.

•	Consumers also will benefit from the combination of Caremark’s and CVS’s complementary specialty pharmacy capabilities, creating a comprehensive mail and retail based specialty pharmacy business. In addition, the merger will result in new and broader disease management and wellness services delivered through Caremark’s and CVS’s combined 21,000 pharmacists and nurse practitioners along with Caremark’s analytic capabilities and clinical programs.

•	In contrast, the Board believes that the Express Scripts proposal provides no strategic benefits and, in fact, presents several concerns such as a high level of integration risk and a greater degree of uncertainty and potential disruption for our clients. Many of you have let us know that you are concerned about a possible merger with Express Scripts.

•	We have made substantial progress towards closing our merger with CVS, including receipt of antitrust clearance and as a result, have begun the integration planning process. We expect to be able to close in the first quarter of 2007.

•	We want to stress our commitment to you that we will continue to provide the same high level of service to which you are accustomed and will continue to develop and offer innovative products and services to effectively manage your pharmaceutical benefits.

•	We are grateful for the strong support we have received for the CVS/Caremark merger from customers like you. We look forward to bringing you and your plan participants new and innovative programs, greater choice, unparalleled access and more personalized services.

•	As always, feel free to contact me if you have any additional questions.

FREQUENTLY ASKED QUESTIONS

1.	Why is the merger with CVS better for me than the proposed deal with Express Scripts?

A combined CVS/Caremark will offer you fully integrated end-to-end pharmaceutical services, from pharmaceutical plan design consultation to claims processing to retail and mail order prescription fulfillment. In addition, the CVS/Caremark merger will provide a platform for new services that will improve formulary compliance, ensure appropriate utilization of drug therapy and enhance clinical outcomes. This should result in better control over healthcare costs for employers, health plans and consumers.

2.	Wouldn’t a larger PBM have resulted in a cost savings for me?

Caremark is a cost-savings leader in the industry, and we remain committed to providing you with the most value for your healthcare dollar. Caremark believes that its merger with CVS will result in the creation of new and innovative products and services that will assist our clients in more effective pharmaceutical trend management. We don’t believe simply creating a larger PBM creates additional value for our customers, as it does nothing to address the rapidly changing dynamics of today’s healthcare system.

3.	Why has Express Scripts been contacting me? Will they continue to do so?

We believe that Express Scripts’ attempts to disrupt our relationships with our clients reflects their concerns about the enhanced competition from the innovative services created by a CVS/Caremark combination and the positive changes in the industry landscape that would result. In the event that you are contacted by Express Scripts, we ask that you come to us with any questions you may have.

4.	What are the next steps in the closing of the CVS/Caremark merger?

We have already filed a joint proxy with the SEC and have received federal antitrust clearance, and are proceeding forward to a vote on a pending merger at special shareholders meetings during the first quarter of 2007.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS filed a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.

Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits are described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.